UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 001-31221

Total number of pages: 72

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Notice of Convocation of the 16th Ordinary General Meeting of Shareholders.
2.	English translation of report to shareholders regarding the 16th fiscal year of NTT DoCoMo, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 29, 2006	By:	/S/ YOSHIKIYO SAKAI

Yoshikiyo Sakai Head of Investor Relations

[Translation]
May 28, 2007
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Masao Nakamura
President and CEO

NOTICE OF CONVOCATION OF

THE 16th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 16th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.

If on the appointed day you cannot be present, you may exercise your voting rights in writing or through the Internet. Please review the “Reference Materials for Ordinary General Meeting of Shareholders” enclosed herein, and then (1) indicate your votes for or against the matters set forth on the enclosed proxy voting form, and return to us the form via postal mail, or (2) if you use a cellular handset compatible with “i-mode” or other means to access the Internet, or a personal computer, you may access our proxy voting site on the Internet by following the procedures described on pages 11-16 herein and indicate your vote of approval or disapproval, by 6:00 pm, on Monday, June 18, 2007.

Details

1. Date and Time:	Tuesday, June 19, 2007 at 10:00 a.m.

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor (1st Floor)
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo
Japan

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3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 16th Fiscal Year (from April 1, 2006 to March 31, 2007).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Repurchase of Shares

Third Item of Business:	Election of four (4) Directors

Fourth Item of Business:	Election of four (4) Corporate Auditors

4.	Items Decided for the Convocation of Meeting

(1)	In the event multiple votes are cast electronically via the Internet, the last vote received shall be deemed effective.

(2)	In the event of the duplication of votes on the proxy form and electronic voting via the Internet, electronic voting via the Internet shall be deemed effective.

A copy of our consolidated and non-consolidated financial statements and a certified copy of the Independent Auditor’s Report on the financial statements required to be attached to this Notice are as stated in the “Report for the 16th Fiscal Year” (pages 4-42) attached hereto.

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

Should any revision be needed with regard to the Reference Materials for Ordinary General Meeting of Shareholders, Business Report or Consolidated Financial Statements, etc., the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

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Reference Materials for Ordinary General Meeting of Shareholders

1.	Items of Business and Matters for Reference:

First Item of Business: Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the results of operations and the management environment, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 16th fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥2,000 per share of one common stock of the Company

Total Amount of Dividend Payment: ¥87,187,288,400

(The Company paid an interim dividend of ¥2,000 per share in November 2006, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥4,000 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings

June 20, 2007

Second Item of Business: Repurchase of Shares

In order to improve capital efficiency, and to implement a capital strategy that can respond flexibly to changes in the management environment, it is proposed that the Company repurchase up to 1,000,000 shares of its common stock in exchange for cash, up to an aggregate repurchase price of ¥200,000 million, in accordance with the provisions set forth in Article 156, Clause 1 of the Corporate Law of Japan, within one year after the day on which this Ordinary General Meeting of Shareholders has closed.

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Third Item of Business: Election of Four Directors

As the terms of office of five Directors, Mr. Kunio Ishikawa, Mr. Seijiro Adachi, Mr. Shuro Hoshizawa, Mr. Kenji Ota and Mr. Sakuo Sakamoto, will expire at the close of this Meeting, it is proposed that four Directors be elected.

The candidates for positions as Directors are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Number of the Company Shares Owned

1	Ryuji Yamada (May 5, 1948)	April 1973	Entered NTT Public Corporation	30
		January 1999	Executive Manager of Plant Planning Department, NTT-West Provisional Headquarters of Nippon Telegraph and Telephone Corporation (“NTT”)

		July 1999	Executive Manager of Plant Planning Department of Nippon Telegraph and Telephone West Corporation (“NTT West”)

		June 2001	Senior Vice President, Member of the Board, and Executive Manager of Plant Planning Department of NTT West

		June 2002	Executive Vice President, Member of the Board, and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West

June 2004

Representative Director, Senior Executive Vice President and Member of the Board of NTT

(Directorship at other companies)

Representative Director, Senior Executive Vice President and Member of the Board of NTT

4

2	Masatoshi Suzuki (October 30, 1951)	April 1975	Entered NTT Public Corporation	37

		January 1999	Senior Manager of Planning Department, NTT-East Provisional Headquarters of NTT

		July 1999	Senior Manager of Planning Department of Nippon Telegraph and Telephone East Corporation (“NTT East”)

		July 2002	General Manager of Miyagi Branch of NTT East

		June 2004	Senior Vice President, Member of the Board, and Managing Director of Public Relations Department of the Company

		June 2005	Senior Vice President and Managing Director of Public Relations Department of the Company

3	Takashi Tanaka (June 2, 1955)	April 1979	Entered NTT Public Corporation	12

		April 2000	Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Chugoku, Inc.

		June 2000	Managing Director of Corporate Strategy and Planning Department and Managing Director of General Affairs Department of NTT DoCoMo Chugoku, Inc.

		April 2001	Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Chugoku, Inc.

		July 2001	Director of Human Resources Management Department of the Company

		June 2003	Managing Director of Affiliated Companies Department of the Company

4	Toshiki Nakayama (January 29, 1958)	April 1981	Entered NTT Public Corporation	10

		July 1997	Manager of International Headquarters of NTT

		January 1999	Manager of Department I, NTT-Holding Provisional Headquarters of NTT

		April 1999	Senior Manager of Department I, NTT-Holding Provisional Headquarters of NTT

		July 1999	Senior Manager of Department I of NTT

		June 2002	Senior Manager of Department V of NTT

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(Note)

1.	Nippon Telegraph and Telephone Corporation (NTT) is the parent of the Company. Nippon Telegraph and Telephone West Corporation (NTT West) and Nippon Telegraph and Telephone East Corporation (NTT East) are subsidiaries of NTT.

2.	Mr. Ryuji Yamada, if appointed as Director, is scheduled to assume the position on June 28, 2007. Mr. Yamada concurrently serves as Senior Executive Vice President of NTT, with which the Company has business transactions pertaining to basic research and development, etc.

3.	Mr. Toshiki Nakayama is a candidate for outside member of the Board of Directors. Mr. Nakayama was nominated as a candidate for outside member of the Board of Directors for his long career and engagement in the telecommunications business, and the Company’s expectations for his supervisory function are based on his extensive experience and knowledge. Although Mr. Nakayama has never been involved in corporate management, the Company determined that he can properly fulfill the roles of an outside member of the Board of Directors for the aforementioned reasons.

4.	Mr. Toshiki Nakayama is expected to receive wages, etc., as an employee of NTT, a special interest party to the Company, and he has received such wages over the past two years.

5.	If the election of Mr. Toshiki Nakayama as an outside member of the Board of Directors is approved, the Company plans to enter into a limited liability contract with Mr. Nakayama, which sets forth the upper limit of damage compensation liability as provided in Article 423, Clause 1 of the Corporate Law of Japan, in accordance with the provisions of Article 427, Clause 1 of the Corporate Law of Japan, so that he can properly fulfill the roles expected for an outside member of the Board of Directors of the Company.

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Fourth Item of Business: Election of Four Corporate Auditors

As the terms of office of three Corporate Auditors, Mr. Shinichi Nakatani, Mr. Keisuke Nakasaki and Mr. Michiharu Sakurai, will expire at the close of this Meeting, it is proposed that Four Corporate Auditors be elected, adding one member in order to further reinforce the Company’s corporate governance structure.

The candidates therefore, to whom the Board of Corporate Auditors has given its approval, is as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Number of the Company Shares Owned

1	Shinichi Nakatani (August 31, 1943)	July 1966	Entered NTT Public Corporation	50

		July 1992	Managing Director of Accounting Department of the Company

		June 1995	Senior Vice President, Member of the Board and Managing Director of Accounting Department of the Company

		September 1996	Senior Vice President, Member of the Board and General Manager of Ikebukuro Branch of the Company

		July 1998	Executive Vice President, Member of the Board and Managing Director of Operations Headquarters, NTT Advanced Technology Corporation

		June 2002	Full-time Corporate Auditor of the Company

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2	Haruo Imai (February 5, 1945)	April 1968	Entered NTT Public Corporation	20

		June 2000	Executive Vice President, Member of the Board, Senior Executive Manager of Customer Billing System Division and Senior Executive Manager of NTT DoCoMo Marketing Division of NTT Comware Corporation

		November 2000	Executive Vice President, Member of the Board, Senior Executive Manager of IT Products Division and Senior Executive Manager of NTT DoCoMo Marketing Division of NTT Comware Corporation

		March 2001	Executive Vice President and Member of the Board of NTT Comware Corporation.

		March 2001	President and CEO of NTT Comware Billing Solutions Corporation (Directorship at other companies) President and CEO of NTT Comware Billing Solutions Corporation

3	Kyouichi Yoshizawa (April 12, 1950)	April 1969	Entered NTT Public Corporation	10

		January 1999	President of Tochigi Branch of All NTT Workers Union of Japan

		August 2000	Secretary General of East Japan Headquarters of All NTT Workers Union of Japan

		July 2002	President of East Japan Headquarters of All NTT Workers Union of Japan

		August 2004	Secretary General of National Headquarters of All NTT Workers Union of Japan

		September 2006	Advisor , NTT Travel Service Co. Ltd.

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4	Takaaki Wakasugi (March 11, 1943)	June 1985	Professor, Faculty of Economics, University of Tokyo	20

		September 1990	Co-director, Mitsui Life Financial Research Center, University of Michigan Ross School of Business

		April 2003	Director and General Manager of Japan Corporate Governance Research Institute

		April 2004	Professor of Finance, School of Business administration, Tokyo Keizai University

		June 2004	Professor Emeritus, University of Tokyo

		June 2005	Member of the Board of Directors, Ricoh Corporation

		June 2006	Corporate Auditor, JFE Holdings, Inc.
(Directorship at other companies) Director and General Manager of Japan Corporate Governance Research Institute

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(Note)

1.	Nippon Telegraph and Telephone Corporation (NTT) is the parent of the Company. NTT Advanced Technology Corporation, NTT Comware Billing Solutions Corporation and NTT Travel Service, Co., Ltd., are subsidiaries of NTT.

2.	Mr. Haruo Imai concurrently serves as President and CEO of NTT Comware Billing Solutions Corporation, with which the Company entered into a business entrustment contract for billing operations.

3.	Mr. Haruo Imai, Mr. Kyoichi Yoshizawa and Mr. Takaaki Wakasugi are candidates for external corporate auditors.

Mr. Haruo Imai was elected as a candidate for external corporate auditor because of the Company’s expectations of his auditing capabilities based on his experience and knowledge derived from his long years of engagement in the telecommunications business and corporate management.

Mr. Kyoichi Yoshizawa was elected as a candidate for external corporate auditor because of the Company’s expectations of his auditing capabilities based on his experience and knowledge derived from his long years of engagement in the telecommunications business.

Mr. Takaaki Wakasugi was elected as a candidate for external corporate auditor for his long years of research in the fields of corporate governance and corporate finance at universities and research institutes, and the Company’s expectations of his auditing capabilities based on his extensive experience and expertise developed through his career.

Although Mr. Kyoichi Yoshizawa and Mr. Takaaki Wakasugi have not been involved in corporate management other than serving as external directors or external corporate auditors, the Company determined that they can properly fulfill the roles of corporate auditors due to the aforementioned reasons.

4.	Mr. Haruo Imai is expected to receive compensation, etc., as a member of the Board of Directors of NTT Comware Billing Solutions Corporation, a special interest party to the Company, and he has received such compensation over the last two years.

Mr. Kyoichi Yoshizawa is expected to receive compensation, etc., as Advisor to NTT Travel Service Co., Ltd., a special interest party to the Company, and he has received such compensation in the past since he assumed said position at NTT Travel Service Co. Ltd.

5.	Mr. Kyoichi Yoshizawa has relatives who are employees of Nippon Telegraph and Telephone East Corporation, NTT Communications Corporation, and NTT Advertising, Inc, which are special interest parties to the Company.

6.	If the election of three candidates for external corporate auditors is approved, the Company intends to enter into a limited liability contract with the three elected external corporate auditors, respectively, which sets forth the upper limit of damage compensation liability as provided in Article 423, Clause 1 of the Corporate Law of Japan, in accordance with the provisions of Article 427, Clause 1 of the Corporate Law of Japan, so that they can properly fulfill the roles expected of external corporate auditors.

-end-

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To Exercise Your Voting Rights via the Internet

—Online voting via a cellular handset—

1.	If you wish to exercise your voting rights using an i-mode-compatible handset or other cellular phone compatible with the Internet, please access the website designated by the Company through one of the following methods described in (1)-(3) below, and exercise your voting rights following the procedures explained in Item 2 on page 14:

(Note)

1.	The designated website may not be accessible from some cellular phone models. For inquiries, please contact the Help Desk listed on page 16.

2.	Please note that access to the website will be suspended from 2:00 am to 5:00 am due to maintenance and inspection of the website.

(1)	To access the designated website from “iMenu”:

-	(For shareholders using NTT DoCoMo Group handsets)

Please access the website from “iMenu” by following the steps below:

“iMenu”    ➢    Notice from DoCoMo    ➢    Company/IR information    ➢    IR Information    ➢

16th General Meeting of Shareholders    ➢    Mitsubishi UFJ Trust Bank (designated website for the exercise

of voting rights)    ➢    Log in

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(2)	To access the designated website using “QR code”*

-	Please connect to the site by reading the “QR code” below using a handset embedded with a bar code reader feature. For details of operation, please refer to the “instruction manual” of your cellular phone.

< QR Code for accessing the designated website >

[For shareholders using a NTT DoCoMo Group handset]	[For shareholders using a handset of operators other than NTT DoCoMo Group]

(Note) If you are connected to a site other than the designated website for exercising your voting rights, please try to reestablish access by reading the “QR code” again, or by connecting through an alternative method.

* “QR code” is a registered trademark of Denso Wave Incorporated.

(3)	To access the designated website by directly inputting the address

-	Please access the website by inputting the address below, after connecting to the Internet from your cellular phone. For details of operation, please refer to the “instruction manual” of your own cellular phone:

[For shareholders using a NTT DoCoMo Group handset] Address of website for exercise of voting rights: http://i.nttdocomo.co.jp/ir/

[For shareholders using handsets of operators other than NTT DoCoMo Group] Address of website for exercise of voting rights: http://www.evote.jp/

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(Note)

The message below may appear on the screen, depending on the model of your handset. If the message appears, you are requested to agree to the transmission of your cellular phone information. (This feature does not transmit your cellular phone number).

2.	When voting rights are exercised via cellular phone, please use the “log-in ID” and temporary password printed on the enclosed proxy form. You will be required to input your votes of approval or disapproval in accordance with screen directions. To prevent improper access by persons other than the shareholder (imposters) and alteration of votes, it is requested that you convert the temporary password to a new one by accessing the designated website for the exercise of your voting rights.

*In the event you have forgotten your password or input a wrong code in a sequence which disables the use of your password, you are requested to complete a set of procedures to regain access to the website. For details, please contact the Help Desk listed on page 16.

3.	Votes cast from a cellular handset will be accepted until 6:00 pm, June 18, 2007 (Monday), the day before the date of the Ordinary General Meeting of Shareholders. Because of the time required for tabulation of the results, we request that you vote as early as possible.

4.	In the event of the duplication of votes on the proxy form and electronic voting from a cellular handset, electronic voting from a cellular handset shall be deemed effective.

5.	In the event multiple votes were cast from a cellular handset, the last vote received shall be deemed effective. Also, in the event of the duplication of votes from online voting via personal computers and a cellular phone, the last vote received shall be deemed effective.

6.	Access to the designated voting website using the prescribed method from a cellular handset of NTT DoCoMo Group will incur no communication charges. Please be advised that the communication charges required for accessing the website from cellular phones other than those of NTT DoCoMo Group shall be borne by the shareholder.

13

—Online Voting from a Personal Computer—

1.	If you wish to exercise your voting rights from a personal computer, please access the Company’s designated website: (http://www.evote.jp/)

*Please note that access to the website will be suspended from 2:00 am to 5:00 am due to maintenance and inspection of the website.

2.	If you choose to exercise your voting rights from a personal computer, please use the “log-in ID” and temporary password shown on the enclosed proxy form. Both are required in order to input your votes for approval or disapproval in accordance with screen directions. To prevent improper access by persons other than the shareholder (imposters) and alteration of votes, it is requested that the shareholder convert the temporary password to a new one by accessing the voting website.

*In the event you have forgotten your password or input a wrong code in a sequence which disables the use of your password, please access the above-mentioned UFJ Trust Bank’s website for the exercise of voting rights (http://www.evote.jp/) and download “Password Initialization Application Format” from the log-in page to the site of shareholder’s meeting-related procedures, fill the necessary items, impress your seal thereon, and return it to the address indicated on page 14.

3.	It may not be possible to exercise voting rights electronically depending on the Internet environment of the shareholder, if, for example, a firewall is employed for Internet access, anti-virus software is set up, proxy server is used, etc.

4.	Votes cast from a personal computer will be accepted until 6:00 pm, June 18, 2007 (Monday), the day prior to the general shareholders meeting. Because of the time required for tabulation of the results, we request that you vote as early as possible.

5.	In the event of the duplication of votes on the proxy form and electronic voting from a personal computer, electronic voting from a personal computer shall be deemed effective.

6.	In the event multiple votes were cast from a personal computer, the last shall be deemed effective. Also, in the event of the duplication of votes from online voting via personal computers and a cellular phone, the last vote received shall be deemed effective.

7.	The costs that may arise in relation to access to the voting website, e.g., connection charges, etc., shall be borne by the shareholder.

8.	The Company sends notifications of general meetings of shareholders by electronic mail to shareholders who have given their prior consent. Applications are accepted on the voting site. Shareholders who desire such notification for the next meeting are urged to complete the procedure.

14

For inquiries pertaining to the use of cellular phones or personal computers for the exercise of voting rights via the Internet, please contact:

Mitsubishi UFJ Trust and Banking Corporation, Securities Department (Help Desk)

0120-173-027 (Toll free number, 9:00-21:00)

Address to send the “Password Initialization Application Format”:

Mitsubishi UFJ Trust and Banking Corporation, Securities Department

7-10-11 Higashisuna, Koutou-ku,

Tokyo 137-8081, Japan

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Information to Shareholders:

Business year:	From April 1 every year to March 31 of the following year

Record date for year-end dividend payment:	March 31 every year

Record data for interim dividend payment:	September 30 every year

Shareholder ledger administrator:	Mitsubishi UFJ Trust and Banking Corporation 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo

For inquiries and contact:	Mitsubishi UFJ Trust and Banking Corporation, Securities Department

(for postal mail):	7-10-11 Higashisuna, Koutou-ku, Tokyo 137-8081

(for telephone inquiries):	0120-232-711

Liaison points:	Nationwide branches of Mitsubishi UFJ Trust and Banking Corporation

16

Invitation to Communication Lounge

You are cordially invited to the Communication Lounge, where the Company plans to introduce its activities aimed at transforming cellular handsets into a multifunctional lifestyle tool and hold a “cellular phone classroom” to provide instructions regarding how to operate our handsets.

1. Place:	Fuyo-no-ma, The Main Banquet Floor (1st Floor) Hotel New Otani

2. Date and Time:	Tuesday, June 19, 2007 (from 9:00 a.m. to approximately one hour after closure of the general meeting of shareholders)

(NOTE)

•

You are not able to exercise your voting rights or raise questions for the general meeting of shareholders in the Communication Lounge. To exercise your voting rights, you are requested to attend the ordinary general meeting of shareholders after presenting the voting form enclosed herein to the receptionist at the location of the meeting (Tsuru-no-ma on the main banquet floor).

•	The room for the Communication Lounge may be used as the fourth venue for the general meeting of shareholders, in which case the Communication Lounge may be closed temporarily.

Because the Communication Lounge is expected to be crowded, we may have to restrict entry to the lounge if it becomes full.

Broadcasting of the 16th Ordinary General Meeting of Shareholders

The Company plans to record and broadcast the 16th Ordinary General Meeting of Shareholders on its website.

Address: http://www.nttdocomo.co.jp/

Access “IR information” →“General Meeting of Shareholders” →“Video of General Meeting of Shareholders” to view

Content: Recorded broadcast of the general meeting of shareholders from start to finish

* Questions from shareholders will be delivered in text.

Period of broadcast: June 21, 2007 (Thursday) to December 28, 2007 (Friday)

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Information Map of the Location of the General Meeting of Shareholders

Location of meeting:	Tsuru on The Main Banquet Floor (first floor) Hotel New Otani 4-1 Kioicho, Chiyoda-ku, Tokyo

[Access]

(1)	Nine minutes on foot from Kojimachi Station (No. 2 Exit) of Tokyo Metro Subway Yurakucho Line

(2)	Ten minutes on foot from Nagatacho Station (No. 7 Exit) of Tokyo Metro Subway Hanzomon Line and Nanboku Line

(3)	Ten minutes on foot from Akasakamitsuke Station (through Akasaka underground passage [D] and Exit to Kioicho) of Tokyo Metro Subway Marunouchi Line and Ginza Line

(4)	Nine minutes on foot from Yotsuya Station (No.1 Exit) of Tokyo Metro Subway Marunouchi Line and Nanboku Line

(5)	Nine minutes on foot from Yotsuya Station (Kojimachi Exit) of JR Chuo Line and Sobu Line

(6)	Nine minutes on foot from Yotsuya Station (Akasaka Exit) of JR Chuo Line and Sobu Line

Request to attendants: Please refrain from coming to the meeting by car, since the roads around the venue and parking lots are expected to be congested on the day of meeting.

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Report for the 16th Fiscal Year

For the Year from April 1, 2006, to March 31, 2007

NTT DoCoMo, Inc.

This is an English translation of the Report for the 16th Fiscal Year (the “Report”) of NTT DoCoMo, Inc (“DoCoMo”). This translation includes a translation of the audit report of KPMG AZSA & Co., DoCoMo’s independent auditor, of the financial statements included in the original Japanese language Report. KPMG AZSA & Co. has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Report.

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this report on our business results for the 16th fiscal year (from April 1, 2006, to March 31, 2007).

With the launch of the Mobile Number Portability system in October of last year, the 16th fiscal year was for the DoCoMo Group a year of competition unprecedented in its intensity. In this environment, DoCoMo deepened its commitment to “putting customers first,” confident that further reinforcing our overall strengths will lead to greater competitiveness in the future. Towards that end, our initiatives included enhancement of our handset lineup and expansion of our service areas. As a result, while operating revenues increased but operating income decreased, we succeeded in moving steadily ahead with the migration of subscribers to FOMA services, achieving a healthy increase in the number of DCMX subscribers, and otherwise strengthening our business foundation for the future.

We are aware that the competition in FY2007 will be increasingly difficult, but in order to further advance cellular phones as a “lifestyle infrastructure”, we will take up the challenge of keeping one step ahead, and by promoting growth through creating new value in “mobility,” we will strive to improve our corporate value.

As always, I ask for your continued goodwill and support.

May 2007

Masao Nakamura

President and CEO

BUSINESS REPORT

Documents attached to the “Notice of Convocation of the 16th Ordinary General Meeting of Shareholders”

(For the year from April 1, 2006, to March 31, 2007)

Note:	The term “FY2006” hereinafter refers to the fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Segments of the Corporate Group

The main business activities of the NTT DoCoMo Group are summarized in the table below.

Business Segment	Main Business Activities
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

PHS business	PHS services and sales of PHS handsets and equipment

Other businesses	Credit business, wireless LAN services, IP telephone service, radio paging (Quickcast) services, etc.

(2) Developments and Results of Operations for the Corporate Group

In the mobile communications market, the number of mobile phone subscribers1 surpassed 100 million in January of this year, reaching an extremely high percentage of the population. In addition, the entry into the market by new carriers with the introduction of Mobile Number Portability (MNP)2 in October of last year has caused competition among carriers to become even more fierce. Amidst these market conditions, the DoCoMo Group has adopted a “customer first” stance and has made serious efforts to enhance its overall strength. As a result of these efforts, consolidated operating revenues for the current fiscal year were 4,788.1 billion yen, approximately the same level as the prior fiscal year. As the percentage of “FOMA” sales increased, sales-related expenses also increased correspondingly, and as a result consolidated operating income fell below the prior year’s level to 773.5 billion yen, income before income taxes was 772.9 billion yen, and net income was 457.3 billion yen.

Notes:

*	Here and hereafter in this report, consolidated financial data was prepared in accordance with U.S. GAAP.

1	Includes PHS subscriptions.

2	A system that allows mobile phone subscribers to retain the same phone number when switching to a different carrier.

Trends in the Number of Cellular Phone Subscriber over the Past Five Fiscal Years

	(Thousands of subscribers)
	FY2002	FY2003	FY2004	FY2005	FY2006
Total subscribers in Japan	81,406	87,056	91,474	96,484	101,698

	(Billions of yen)
Item	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)	Year-on-Year Change
Operating revenues	4,765.9	4,788.1	0.5%
Operating income	832.6	773.5	(7.1)%
Income before income taxes	952.3	772.9	(18.8)%
Net income	610.5	457.3	(25.1)%

■	Mobile Phone Business

As of the end of March 2007, the DoCoMo Group had 52.62 million mobile phone subscribers. Of this total, the number of FOMA service subscribers reached 35.53 million as users continued to switch from mova services to FOMA, and at the end of March 2007 FOMA subscribers accounted for more than two-thirds of all DoCoMo mobile phone subscribers. In conjunction with the introduction of MNP on October 24 of last year, the number of subscribers switching from the DoCoMo Group continues to exceed that of subscribers switching to the DoCoMo Group from other carriers, resulting in a decline in the subscriber net growth rate, but the number of subscribers utilizing MNP has been less than we anticipated.

Considering that MNP is not a temporary system but will be continued permanently, the DoCoMo Group has renewed its “customer first” policy and is taking a variety of measures to increase customer convenience and enhance the overall strength of the Group. Details concerning those measures are discussed below.

Trends in the Number of Cellular Phone Subscribers and FOMA Subscribers over the Past Five Fiscal Years

	(Thousands of subscribers)
	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)
NTT DoCoMo Group Cellular phone subscribers	44,149	46,328	48,825	51,144	52,621
FOMA subscribers	330	3,045	11,501	23,463	35,529

Trends in Churn Rate over the Past Five Fiscal Years(Percent)

	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)
NTT DoCoMo Group subscribers	1.23	1.21	1.01	0.77	0.78

•	User-friendly billing services

Since expanding the range of application of “pake-hodai”, a flat-rate packet billing plan for unlimited i-mode usage for FOMA i-mode subscribers, the number of subscribers has increased dramatically, reaching 9.54 million as of the end of March 2007. In addition, we introduced a new flat-rate packet billing plan called “pake-hodai full” in March of this year that enables subscribers with full-browser* handsets to access other internet websites as well as i-mode websites and use a wide range of services for a flat monthly charge.

* A function that allows websites created for PCs to be viewed on a mobile phone screen.

•	Enhancement of handset lineups and services

To respond to the diverse needs of customers, we enhanced and expanded our handset lineup with the launch of 48 new FOMA handset models. These included high-end models with the latest functions, models that emphasize slimness or other design features, simple and compact models, HSDPA1 compatible models, and models that can be used to view One Segment broadcasts.2

New services include an i-menu site keyword search service and a search site-linked search service for independent sites for more convenient use of i-mode. Also, in conjunction with the launch of “Mega i-appli”, with its greatly expanded program capacity, we began offering “Mega Games” with enhanced sound quality and advanced images as well as navigation services that utilize GPS. We also expanded i-mode contents by adding “Rakuten Auction” and community contents to i-menu sites. We updated the basic menus and added new functions to i-channel services, which have enjoyed considerable popularity since its launch. With respect to music services, we began offering the “Chaku Uta Full”3 service, which allows users to download entire songs to their handsets, and “Music Channel”, a music delivery service for long-play, high-quality music programs utilizing high speed data access, HSDPA, and we further enhanced the competitiveness of FOMA services by introducing FOMA handsets that are compatible with Napster, a music delivery service provided by Napster Japan, Inc. We are also collaborating actively with our business partners such as Nippon Television Network Corporation, Fuji Television Network, Inc., and Kadokawa Group Holdings, Inc. to launch new services that deliver the content owned by such partners through “V-Live” and “i-motion” as well as services that integrate data broadcasting in One Segment broadcasts with i-mode.

1	A high-speed packet communications technology that uses the W-CDMA protocol.

2	Terrestrial digital television broadcasts for mobile phones and portable terminals.

3	Chaku Uta Full is a registered trademark of Sony Music Entertainment (Japan) Inc.

4	Napster is a trademark of Napster, LLC in the United States and other countries.

•	Improved network quality

DoCoMo designated all JR train stations, roadside stations, expressway service areas and parking areas, universities, junior colleges, vocational schools and high schools, city halls, and town and village offices nationwide as FOMA service areas. We also further developed the network in response to customer needs. As a result, the coverage of FOMA service has now achieved a level which exceeds the coverage of mova service. In addition, we implemented a number of measures to enhance communications quality even further. These measures included expanding “FOMA HIGH-SPEED Area”*, which features HSDPA technology, to all major urban areas nationwide and enabling separate network control for FOMA voice and packet communications to ensure adequate communications in disaster areas.

* Areas in which HSDPA can be used.

•	Enhanced after-sales services

In the area of after-sales services, as a part of Premier Club Anshin Support, a service for “DoCoMo Premier Club” members, we launched the new “Handset Replacement and Delivery Service” that protects customers in case of loss or theft of FOMA handsets. Other services designed to afford customers peace of mind are the new “Data Security Service” and the “iC Data Transfer Service” which enables customers to transfer the data in the IC chip embedded in a handset when they upgrade their handsets.

•	Measures to cut handset procurement costs

DoCoMo developed one-chip LSI (integrated semiconductor circuits)1 for FOMA handsets jointly with Renesas Technology Corp. and has started integrating the new chips in some FOMA 903i series handsets. The use of these chips improves basic handset functions, reduces development lead times, and cuts costs. DoCoMo has also started joint development with Renesas and handset vendors to expand the functions of one-chip LSI, such as compatibility with HSDPA services, and to develop a common handset platform that integrates basic software. We are also working with handset vendors that use the Linux2 operating system3 to create a Linux-based handset operating system and to implement other measures designed to reduce handset procurement costs.

Notes:

1	A single chip that combines the LSI that processes handset communications functions with an application processor for handing email and multimedia applications such as music playback.

2	Linux is a registered trademark of Linus Torvalds in the United States and other countries.

3	The basic software that controls the entire computer.

•	Development of international services

DoCoMo integrated the “WORLD WALKER” service for mova customers with the “WORLD WING” service for FOMA customers to enhance international roaming services and lowered calling charges and handset rental fees to encourage use. We also enhanced the handset lineup by making it possible to use leading handset models in Japan and overseas. We actively expanded services areas, and as of the end of March 2007, the service area for voice calls and the Short Message Service (SMS)*1 covered 151 countries and regions*2, that for packet communications services covered 97 countries and territories*2, and that for videophone services covered 34 countries and regions. In December of last year, we acquired Guam Cellular & Paging, Inc. and Guam Wireless Telephone Company, LLC, mobile phone operators that conducted business in Guam and the Northern Mariana Islands including Saipan, to improve services in regions with large numbers of Japanese travelers. We also launched a “Indemnification Service for Rental Handsets” that halves the fees in the event that a rental handset is lost or stolen while traveling overseas. DoCoMo is committed to improving and expanding services in the future to raise customer convenience.

*1	A text messaging service using phone numbers.

*2	Of the above countries and regions, three require region-specific handsets.

•	Corporate marketing

As corporate marketing measures, we launched the “Business mopera Anshin Manager” service, a service that enables corporate customers to change or control settings on their handsets from a dedicated website, and “Business mopera IP Centrex”, a service that allows customers to use a single FOMA/wireless LAN dual handset to make internal extension, IP telephony, and FOMA calls. We also started the “OFFICEED” service that allows our corporate customers to make free calls to other registered FOMA handsets within an In-building Mobile Communications System service area. We also launched multi-function handsets for corporate customers that place a priority on corporate security.

•	Satellite mobile communications services

Demand for satellite mobile communications services for communications during disasters is increasing, and in response, we began operating a new communications satellite in July 2006 to raise the quality of service. In February of this year, we launched the Duple Star system, which in combination with Wide Star Duo satellite handsets allows users to communicate using satellite telephony from FOMA/wireless LAN dual terminals, which feature excellent portability.

The numbers of subscribers for principal services in the mobile phone business are summarized below.

	(Thousands of subscribers)
Category	At the end of FY2005	At the end of FY2006	Change FY2005 - FY2006
Cellular services[1]	51,144	52,621	2.9%
FOMA services	23,463	35,529	51.4%
i-channel	2,072	10,580	410.7%
Pake Hodai	5,590	9,541	70.7%
i-mode services	46,360	47,574	2.6%
Satellite mobile communications services	37	39	5.2%

Notes

1.	The number of communication module service subscribers (665 thousands at the end of FY 2005 and 1,027 thousands at the end of FY 2006) is included in the number of subscribers to cellular services.

2.	The number of i-mode service subscribers is the aggregate of FOMA subscribers (22,914 thousands at the end of FY 2005 and 34,052 thousands at the end of FY 2006) and mova subscribers (23,446 thousands at the end of FY 2005 and 13,522 thousands at the end of FY 2006).

Number of i-channel Subscribers

	(Thousands of subscribers)
	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)
i-channel subscribers	2,072	10,580

Number of Pake-Hodai Subscribers

	(Thousands of subscribers)
	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)
pake-hodai subscribers	2,677	5,590	9,541

■	PHS Business

With regard to the PHS service business, the number of subscribers has been declining as a result of lower charges for mobile phone services and other factors. We had been proceeding with preparations to terminate services in the third quarter of fiscal 2007 (October to December), but we have decided to continue services until January 7, 2008. We will continue to encourage PHS subscribers to migrate to FOMA services.

The numbers of PHS subscribers are indicated in the table below.

	(Thousands of subscribers)
	At the end of FY 2005	At the end of FY 2006	Change FY 2005 - FY 2006
PHS services	771	453	(41.2%)

■	Miscellaneous Businesses

•	Measures to expansion of the credit business

In order to make “Osaifu Keitai” services even more convenient for customers and to expand “Lifestyle mobile phone” (mobile phones integrated into the daily lives of subscribers) to all aspects of life and business, we launched the “DCMX” and “DCMX mini” services, which are “iD” compatible credit services that use “Osaifu Keitai” for payments. When using “DCMX”, customers accumulate DoCoMo points depending on the credit usage and can enjoy a variety of benefits. “DCMX mini” lets customers subscribe using i-mode and can be used for purchases up to 10,000 yen each month. The total number of subscribers to the two services was more than 2 million at the end of March 2007.

“iD” reader/writers were installed at all am/pm and Lawson convenience stores during this fiscal year. In addition, DoCoMo established a limited liability partnership with East Japan Railway Company to operate and manage common infrastructure (common reader/writers and a common usage center) for Suica* and “iD” electronic payment systems. In February of this year, the common reader/writers were first installed at AEON Co., Ltd. shops nationwide including Jusco and MaxValue. As a result, approximately 150,000 iD reader/writers have been installed as of the end of March 2007.

We also reached agreement in February 2007 with McDonald’s Holdings Company (Japan), Ltd. to install “iD” reader/writers and “ToruCa” information-capture service in all McDonald’s restaurants to promote use of “Osaifu Keitai”.

As of March 31, 2007, the number of “Osaifu Keitai” service subscribers was 20.80 million.

* Suica is a registered trademark of East Japan Railway Company.

•	Termination of “Quickcast” services

DoCoMo launched “Quickcast”, an innovative wireless paging service, in 1968. The number of subscribers increased to 6.49 million by 1996, but with the expansion of mobile phone subscribers and improvement of mobile phone email services, the number of subscribers and usage volumes had declined, and we terminated the service on March 31, 2007.

•	Other business

In addition to the above business activities, the Group worked to increase revenues by developing and marketing various system solutions that take advantage of our mobile technologies and expertise and by generating mobile advertising revenue through i-mode sites.

The principal new services and products launched by DoCoMo during FY2006 are summarized in the table below.

Product	Overview
FOMA 903i series	High-end handsets with enhanced functions including music, security, GPS, and email

FOMA 703i series	Highly individualistic handsets that feature a slim body and particular attention to design and function

FOMA 902iS series	High-function handsets equipped with DCMX Appli and enhanced music functions

HSDPA handsets	Mobile phones and PC card terminals that use HSDPA high-speed communications to receive data at speeds approximately 10 times faster than FOMA

One Seg handsets	High-function handsets that offer all the functions of the 903i series handsets plus the ability to watch One Segment broadcasts

SIMPURE series	Compact handsets with basic functions for customers who prefer simple mobile phones

FOMA Raku Raku Phone III	Handsets designed for peace of mind and ease of use with features such as a one-touch alarm and “Yukkuri voice”

FOMA 702iS series FOMA 702iG series	High-function handsets designed for international roaming with sharp, personalized designs

FOMA D800iDS	Dual-screen handsets with upper and lower displays with a touch panel for direct and easy operation

hTc Z	Multifunction handsets with a touch panel display and a sliding QWERTY keyboard for simple operation that can also be used for international roaming

BlackBerry 8707h	Mobile handheld terminals with an established global track record, that can be used with the Blackberry Enterprise Solution* high-security environment

*	BlackBerry Enterprise Solution is a trademark or registered trademark of Research in Motion Limited.

Operating revenues and income (loss) in each business segment in FY2006 are indicated in the table below.

	Category	FY 2005 (billion yen)		FY 2006 (billion yen)		Change FY 2005 - FY 2006
Operating revenues	Mobile phone business	4,683.0 (98.2)		4,718.9 (98.5)		0.8%
	Voice (FOMA + mova)	3,038.7 (63.8)		2,940.4 (61.4)		(3.2)%
	FOMA services	1,169.9 (24.5)		1,793.0 (37.4)		53.3%
	Packet (FOMA + mova)	1,119.5 (23.5)		1,242.2 (25.9)		11.0%
	FOMA services	613.3 (12.9)		971.9 (20.3)		58.5%
	PHS business	41.7 (0.9)		23.4 (0.5)		(43.9)%
	Miscellaneous business	41.1 (0.9)		45.8 (1.0)		11.3%
	Total	4,765.9 (100.0)		4,788.1 (100.0)		0.5%
Operating income (loss)	Mobile phone business	844.4 (—)		803.7 (—)		(4.8)%
	PHS business	(9.5 (—	) )	(15.4 (—	) )	(62.5)%
	Miscellaneous business	(2.3 (—	) )	(14.8 (—	) )	(534.5)%
	Total	832.6 (—)		773.5 (—)		(7.1)%

Notes

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communications.

Trends in Operating Income from Mobile Phone Businesses over the Past Four Fiscal Years

(Billions of yen)
Consolidated
13th Fiscal Term (FY2003)	1,141.4
14th Fiscal Term (FY2004)	875.4
15th Fiscal Term (FY2005)	844.4
16th Fiscal Term (FY2006)	803.7

Trends in Operating Income (Loss) from PHS Business over the Past Four Fiscal Years

(Billions of yen)
Consolidated
13th Fiscal Term (FY2003)	(35.5)
14th Fiscal Term (FY2004)	(85.9)
15th Fiscal Term (FY2005)	(9.5)
16th Fiscal Term (FY2006)	(15.4)

(3)	Group Capital Expenditures

During FY2006, the DoCoMo Group made active capital investments in telecommunication facilities and laboratory experimental equipment to expand the coverage of FOMA service including “FOMA HIGH SPEED Area”, accommodate increased communications demand, improve network reliability, and launch new services such as “Music Channel”. DoCoMo implemented measures to improve the efficiency of capital investment and reduce associated costs including reducing goods procurement prices, introducing economical base station equipment, and devising innovations for design and engineering.

As a result, capital expenditures in FY2006 were 934.4 billion yen.

Principal facilities and equipment completed during FY2006 are indicated in the table below.

Segments			Number of Facilities

Mobile services	FOMA	New base stations	15,861 stations
		Local switches	1 unit
	mova	New base stations	174 stations
		Local switches	8 units

Trends in Capital Expenditures over the Past Four Fiscal Years

(Billions of yen)
Consolidated
13th Fiscal Term (FY2003)	805.5
14th Fiscal Term (FY2004)	861.5
15th Fiscal Term (FY2005)	887.1
16th Fiscal Term (FY2006)	934.4

Distribution of Capital Expenditures by Segment (FY2006; Consolidated)

Consolidated (%)
FOMA services	71.2
mova services	2.0
Others	10.5
PHS Business	0.1
Common facilities (telecommunications system, etc.)	16.2

(4) Group Financing Activities

During FY2006, the DoCoMo Group raised no significant funds through capital increases, the issue of corporate bonds, or long-term debt.

(5) Group Research and Development Activities

Research and development activities during FY2006 included development of new products and services including the commercialization of HSDPA services, enhancing the functional capabilities of networks, and raising the quality of existing services. We also started development of the Super 3G standard, a high-speed communications technology that will be commercialized in the future. We are also working on the complete conversion of existing networks to IP to create flexible and economical networks and the development of micro fuel cells designed to increase battery capacity.

With regard to future technologies, we are conducting research on a wireless access format for fourth-generation mobile communications systems, and were successful in a packet signal transmission field test that achieved a maximum outdoor downlink transfer rate of 5 Gbps. We are also conducting research on networks, handsets, and media relating to the creation of new means of communications such as multi-band power amplifiers that can use multiple frequency bands and mobile three-dimensional display systems.

As a result of these activities, research and development expenditures during FY2006 were 99.3 billion yen.

Trends in R&D Expenses over the Past Four Fiscal Years

(Billions of yen)
Consolidated
13th Fiscal Term (FY2003)	124.5
14th Fiscal Term (FY2004)	101.9
15th Fiscal Term (FY2005)	110.5
16th Fiscal Term (FY2006)	99.3

(6) Group CSR Activities

In conjunction with the widespread adoption of mobile phones and advances in communications services, mobile phones have become indispensable tools in people’s day-to-day lives. Mobile phones are advancing from primarily voice communications to multi-function products and services, and mobile phones are expanding into spheres that affect social issues. Under these circumstances, the DoCoMo Group seeks to contribute to society by working in good faith to conduct business activities that maintain harmony with society. In recognition of its corporate social responsibility (CSR) as a mobile communications carrier, the Group has set societal issues relating to mobile phones, earthquake and other disaster countermeasures, the increasingly serious problems of the global environment, and ease of use of mobile phones by the elderly and disabled persons as priority issues and is taking a variety of measures to address them. As a part of these activities, we have implemented the “DoCoMo Anshin Mission” with respect to those issues directly related to group products and services as a comprehensive and integrated program. Principal activities during FY2006 are described below.

•	Creating a safe and secure mobile communications society

- NTT DoCoMo Keitai safety courses have been held to teach children about correct and safe mobile phone use and proper etiquette. The course was held approximately 1,400 times nationwide in FY2006. We also promote the use of access restriction services that limit access by children to certain sites.

- We have enhanced security services designed to promote mobile phone use with peace of mind including the Denwacho Oazukari Service, Omakase Lock, and Keitai-Osagashi Service.

- We are conducting joint research with other mobile phone carriers concerning the impact of mobile phone system radio waves on human health.

•	Promoting universal designs

- We launched the dual-display FOMA D800iDS and FOMA Raku Raku Phone III handsets and the Sound Leaf bone-conduction receiver microphone.

•	Diverse disaster responses

- To increase ease of use of the i-mode Disaster Message Board Service in the event of a disaster, we improved and expanded functions and added a “disaster response, security & medical care” menu to the i-mode menu list. We are promoting use of this service.

- We started operation of separate network control for voice and packet communications in FOMA services to ensure the availability of communications in the event of a disaster.

- We introduced the Emergency Call Location Notice Service to notify emergency response agencies about a caller’s location when an emergency call is made from a mobile phone.

•	Protection of the global environment

- DoCoMo is promoting energy conservation in the operation of communications facilities by installing auxiliary cooling equipment and high-efficiency rectifier equipment and operating cogeneration systems.*

- We collect and recycle used mobile phone handsets (approximately 62 million phones have been collected) and conduct DoCoMo woods forestation activities at a total of 32 locations.

•	Social Contribution Activities

To support the education of children, DoCoMo has constructed nine schools in Thailand and holds various sports courses to contribute to the sound development of youth.

* Energy-saving systems that efficiently use thermal energy created when electricity is generated.

(7)	Group Consolidated Financial Results and Assets

	13th Fiscal Term (FY 2003)	14th Fiscal Term (FY 2004)	15th Fiscal Term (FY 2005)	16th Fiscal Term (FY 2006)
Operating revenues (million yen)	5,048,065	4,844,610	4,765,872	4,788,093
Operating income (million yen)	1,102,918	784,166	832,639	773,524
Income before income taxes (million yen)	1,101,123	1,288,221	952,303	772,943
Net income (million yen)	650,007	747,564	610,481	457,278
Earnings per share (yen)	13,099	15,771	13,491	10,396
Total assets (million yen)	6,262,266	6,136,521	6,365,257	6,116,215
Net assets (million yen)	3,704,695	3,907,932	4,052,017	4,161,303

Notes:

1.

In the 14th term, there were ¥60,399 million in impairment losses of PHS business assets and a ¥501,781 million gain on the sale of affiliate shares in relation to sale of shares of AT&T Wireless Services, Inc.

2.	Net assets do not include minority interests.

(8)	Issues Facing the Group

With the introduction of MNP and market entry by new carriers, competition in the DoCoMo Group’s business environment has become even more fierce. In response, the Group has adopted a “customer first” stance based on three central management policies: strengthening core businesses, creating new revenue sources, and reducing costs.

•	Raising competitiveness by strengthening core businesses

The Group’s first priority is ensuring that its services generate high levels of customer satisfaction and the desire to continue using those services. To this end, we strive to provide goods and services that distinguish us from our competitors. In addition, we are building high-quality and reliable networks, improving after-sales services, and offering easy to use billing plans to continuously enhance overall competitiveness, gain new subscribers and reduce cancellations, and promote additional use of our mobile phone services.

•	Creating new revenue sources

We are offering customers attractive programming and services that take advantage of the benefits of the HSDPA service launched in August of last year and are taking measures to continuously expand roaming with overseas mobile phone operators. We are also working to promote i-channel and enhance music services to increase customer convenience and encourage greater mobile phone use.

To establish new businesses that are not dependent on traffic revenues, we are working in collaboration with other partner companies to create mobile phone use scenarios with higher added value that will lead to the creation of new revenue sources. We are actively expanding DCMX and DCMX mini credit services via iD use sites including convenience stores, supermarkets, restaurants, and large-scale commercial facilities, and going forward will continue to promote their use. We will also vigorously expand our business fields through strategic investments and tie-ups in Japan and overseas.

•	Reducing costs

To ensure the efficient operation of our core businesses and the expansion of new businesses, we are raising the efficiency of operations. Measures include reducing handset procurement costs and network costs by reviewing business processes and efficiently managing commissions to agent resellers.

Through the measures described above, the Group will strive to raise its corporate value by making advances in its mobile phone services from the perspectives of innovation and user peace of mind and by further developing a “lifestyle infrastructure” helpful to both daily life and business with an emphasis on “personalization” and “ubiquitousness and seamlessness.” At the same time, the Group will strive to gain the trust and confidence of all stakeholders by developing and operating adequate and appropriate structures for proper business operations by the Group (internal control systems), ensuring compliance and suitable risk management, and earnest implementation of CSR activities.

(9) Principal Group Offices (as of March 31, 2007)

(a) NTT DoCoMo, Inc.

Headquarters:	11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

Branches:	Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, Niigata Branch

(b) Subsidiaries

NTT DoCoMo Hokkaido, Inc.	Headquarters:	Chuo-ku, Sapporo, Hokkaido

NTT DoCoMo Tohoku, Inc.	Headquarters:	Aoba-ku, Sendai, Miyagi Prefecture

NTT DoCoMo Tokai, Inc.	Headquarters:	Higashi-ku, Nagoya, Aichi Prefecture

NTT DoCoMo Hokuriku, Inc.	Headquarters:	Kanazawa, Ishikawa Prefecture

NTT DoCoMo Kansai, Inc.	Headquarters:	Kita-ku, Osaka, Osaka Prefecture

NTT DoCoMo Chugoku, Inc.	Headquarters:	Naka-ku, Hiroshima, Hiroshima Prefecture

NTT DoCoMo Shikoku, Inc.	Headquarters:	Takamatsu, Kagawa Prefecture

NTT DoCoMo Kyushu, Inc.	Headquarters:	Chuo-ku, Fukuoka, Fukuoka Prefecture

(10) Group Employees (as of March 31, 2007)

Number of Employees (change from March 31, 2006)	Average Age	Average Length of Employment
21,591 (decrease of 55)	38.9 years	14.0 years

     Notes

1.	The number of employees includes 130 employees seconded from companies other than the Company or its subsidiaries, but does not include 83 employees seconded to companies other than the Company or its subsidiaries.

2.	When calculating the average length of service for employees transferred from Nippon Telephone and Telegraph Corporation (NTT), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries are not included in the calculation.

(11) Condition of the Corporate Group

(a) Relationship with Parent Company

Nippon Telephone and Telegraph Corporation (NTT), NTT DoCoMo’s parent company, currently owns 27,640,000 shares of the company (60.24% of all shares). DoCoMo conducts business mainly in the mobile communications field under its own managerial responsibilities within the NTT Group.

DoCoMo and NTT have concluded an agreement on the content of services and benefits provided by NTT to the company and the compensation therefore with respect to basic research and development by NTT. In addition, DoCoMo and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation therefore with respect to group management and operation by NTT.

(b) Principal Subsidiaries (as of March 31, 2007)

Company	Capitalization (million yen)	DoCoMo’s Share Ownership (%)	Principal Businesses
NTT DoCoMo Hokkaido, Inc.	15,630	100.0	Mobile phone business, PHS business, etc.
NTT DoCoMo Tohoku, Inc.	14,981	100.0
NTT DoCoMo Tokai, Inc.	20,340	100.0
NTT DoCoMo Hokuriku, Inc.	3,406	100.0
NTT DoCoMo Kansai, Inc.	24,458	100.0
NTT DoCoMo Chugoku, Inc.	14,732	100.0
NTT DoCoMo Shikoku, Inc.	8,412	100.0
NTT DoCoMo Kyushu, Inc.	15,834	100.0

Note:

Share ownership ratios are calculated on the basis of the total number of common shares issued and outstanding of each company as of the end of the consolidated fiscal year.

Including the above principal subsidiaries, there were 95 consolidated subsidiaries and 15 affiliates under the equity method as of the end of the current consolidated fiscal year.

(c) Acquisition and disposal of shares of other companies

In December of last year, DoCoMo acquired 3.00% of Nippon Television Network Corporation’s shares at a cost of ¥13.4 billion to strengthen its collaborative relationship with the Nippon Television as a part of its efforts to create new markets through interaction between communications and broadcasting and to provide attractive services to customers.

(d) Other significant investments and business tie-ups

DoCoMo concluded an operator’s agreement with six mobile phone operators in the Asia region in April of 2006 to cooperate on international roaming and corporate services. In December of last year, one additional company was added to the agreement and Conexus Mobile Alliance was adopted as the alliance name.

(12) Principal Creditors of the Corporate Group (as of March 31, 2007)

Creditor	Outstanding Loan Balance (million yen)
The Dai-Ichi Mutual Life Insurance Company	25,000
Shinkin Central Bank	20,000
Meiji Yasuda Life Insurance Company	20,000
National Mutual Insurance Federation of Agricultural Cooperatives	15,000
Sumitomo Life Insurance Company	12,000
Nippon Life Insurance Company	12,000
Mitsui Life Insurance Company Limited	4,000
Asahi Mutual Life Insurance Company	3,000
Fukoku Mutual Life Insurance Company	3,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	52

2. Company Shares (as of March 31, 2007)

(1) Total number of authorized shares: 188,130,000 shares

(2) Total number of issues shares: 45,880,000 shares

Note: As a result of the retirement of treasury stock on March 30, 2007, the total number of issued shares decreased by 930,000 compared to the end of the previous fiscal year.

(3) Number of shareholders: 326,839

(4) Principal Shareholders

	Holdings in the Company
Shareholders	Number of Shares Held	Shareholding Ratio (%)
Nippon Telegraph and Telephone Corporation	27,640,000	60.24
The Master Trust Bank of Japan Ltd. (Trust Account)	1,273,584	2.78
Japan Trustee Services Bank, Ltd. (Trust Account)	1,016,986	2.22
Japan Trustee Services Bank, Ltd. (Trust Account 4)	368,353	0.80
State Street Bank and Trust Company	364,645	0.79
State Street Bank and Trust Company 505103	318,515	0.69
Hero & Company	287,894	0.63
Nomura Securities Co., Ltd.	263,481	0.57
Societe General Paris SGOP/DAI Paris 6Z	247,534	0.54
Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	162,806	0.35

Note: The Company’s holding of treasury stock (2,286,355.80 shares) is not included in the above.

Distribution of Ownership among Shareholders

(%)
Nippon Telegraph and Telephone Corporation	60.24
Foreign corporations, etc.	16.32
Financial institutions (including securities companies)	11.34
Individuals and others	5.94
Treasury stock	4.98
Other corporations	1.18

3. Corporate Officers

(1)	Directors and Corporate Auditors (as of March 31, 2007)

Position	Name	Primary Responsibilities and Affiliation with other Companies
President and CEO Member of the Board of Directors	Masao Nakamura

Senior Executive Vice President Member of the Board of Directors	Masayuki Hirata

Managing Director of the Global Business Division

In charge of overseeing Public Relations Department, Legal Affairs Department, Accounts and Finance Department, Investor Relations Department, and Affiliated Companies Department

Senior Executive Vice President Member of the Board of Directors	Kunio Ishikawa	Managing Director of Network Division In charge of overseeing Information Systems Department, Procurement and Supply Department, Intellectual Property Department, and Information Security Department

Senior Executive Vice President Member of the Board of Directors	Seijiro Adachi	In charge of branches

Executive Vice President Member of the Board of Directors	Takanori Utano	Managing Director of Research and Development Division

Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Managing Director of Products & Services Division

Executive Vice President Member of the Board of Directors	Shuro Hoshizawa	Managing Director of Corporate Marketing Division

Executive Vice President Member of the Board of Directors	Harunori Futatsugi	Managing Director of Human Resources Management Department

Executive Vice President Member of the Board of Directors	Kenji Ota	Managing Director of General Affairs Department

Senior Vice President Member of the Board of Directors	Noriaki Ito	Managing Director of Corporate Strategy & Planning Department

Senior Vice President Member of the Board of Directors	Bunya Kumagai	Managing Director of Marketing Division

Senior Vice President Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department

Member of the Board of Directors	Sakuo Sakamoto	Senior Manager of Department I, NTT Corporation

Corporate auditor	Shinichi Nakatani

Corporate auditor	Shoichi Matsuhashi

Corporate auditor	Keisuke Nakasaki	Executive Director, Japan Corporate Auditors Association

Corporate auditor	Michiharu Sakurai	Professor in the School of Business Administration, Senshu University

Notes:

1.	Mr. Katsuhiko Fujiwara resigned as a corporate auditor effective November 22, 2006.

2.	Among the directors, Mr. Sakuo Sakamoto is an outside director as provided by Article 2, Item 15 of the Corporate Law.

3.	Among the corporate auditors, Messrs. Keisuke Nakasaki and Michiharu Sakurai are outside corporate auditors as provided in Article 2, Item 16 of the Corporate Law.

4.	Among the corporate auditors, Mr. Shinichi Nakatani has experience in DoCoMo’s finance division and Mr. Keisuke Nakasaki has experience in NTT Corporation’s finance division. Also, Mr. Michiharu Sakurai has engaged in research of accounting as a university professor. These corporate auditors have extensive knowledge concerning finance and accounting matters.

5.	Effective April 1, 2007, the following change in affiliation with other companies, etc. was made.

Position	Name	Primary Responsibilities and Affiliation with other Companies
Corporate auditor	Michiharu Sakurai	Visiting Professor, Faculty of Management and Information Sciences, Josai International University

(2)	Policies concerning, and total remuneration of, directors and auditors

(a)	Policies

Matters concerning remuneration to directors are decided by the Board of Directors.

Remuneration to directors (excluding outside directors) comprises a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of DoCoMo shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.

Remuneration to corporate auditors is determined by resolution of the Board of Corporate Auditors and in order to maintain a high level of independence, consists only of a monthly salary.

(b)	Total Remuneration to Directors and Auditors

		(millions of yen)
Position	Number of Persons	Total Remuneration
Director	12	454
Corporate Auditor	5	83
Total	15	537

Notes:

1.	Upper limits on remuneration to directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th regular general shareholders meeting held on June 20, 2006.

2.	Remuneration to directors includes ¥113 million bonuses paid in the current fiscal year.

3.	In conjunction with the termination of the severance pay system by a resolution adopted at the 15th regular general shareholders meeting held on June 20, 2006, total payments of ¥292 million to 10 directors and ¥62 million to three corporate auditors will be made as winding-up payments upon separation from the Company.

(3)	Outside Directors and Auditors

(a)	Principal concurrent positions of outside directors and auditors

Position	Name	Concurrent Position	Company	Relationship with DoCoMo
Outside director	Sakuo Sakamoto	Employee	NTT Corporation	Parent company

Outside corporate auditor	Michiharu Sakurai	Outside corporate auditor	SRA Holdings, Inc.	—

(b)	Principal activities of outside directors and auditors

Position	Name	Principal Activities
Outside director	Sakuo Sakamoto	Attended 12 of the 17 Board of Directors meetings held during the fiscal year and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.

Outside corporate auditor	Keisuke Nakasaki	Attended all 17 Board of Directors meetings and all 15 of the Board of Corporate Auditors meetings held during the fiscal year and used his extensive experience in the telecommunications business to make appropriate comments.
	Michiharu Sakurai	Attended 14 of the 17 Board of Directors meetings and 13 of the 15 of the Board of Corporate Auditors meetings held during the fiscal year and made appropriate comments from his expert perspective as an academic researcher and university professor of business.

(c)	Indemnity agreements

The Company has concluded agreements with outside directors and outside corporate auditors to indemnify them for personal liability as provided in Article 423, Section 1 of the Corporate Law in accordance with Article 427, Section 1 of that law. The compensation of liability is the amount permitted by the law.

(d) Total remuneration to outside directors

		(millions of yen)
	Number of persons	Total remuneration
Total remuneration to outside directors	2	17

Note: In conjunction with the termination of the severance pay system by a resolution adopted at the 15th regular general shareholders meeting held on June 20, 2006, total payment of ¥30 million to one outside director will be made as a winding-up payment upon separation from the Company.

4.	Financial Auditor

(1) Name of financial auditor

KPMG AZSA & Co.

(2) Compensation to the financial auditor during the fiscal year

		(millions of yen)
Item	Details	Amount
(1)	Compensation payable by DoCoMo for services pursuant to Article 2, Paragraph 1 of the Certified Public Accountants Law	524

(2)	Total monetary and other financial benefits payable by DoCoMo and its subsidiaries	755

Note: The audit contract between the Company and the financial auditor does not distinguish between compensation paid for audits performed pursuant to the Corporate Law and compensation paid for audits performed pursuant to the Securities and Exchange Law, and since it is not practically possible to make such a distinction, the above amounts are totals.

(3) Policies concerning decisions to discharge or not reappoint financial auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Corporate Law apply to the financial auditor, the financial auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Company determines that it would be difficult for the financial auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general shareholders meeting that the financial auditor be discharged or that the financial auditor not be reappointed.

5.	Systems for Ensuring the Propriety of the Company’s Business Activities

A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the company’s business activities is set forth below.

(1) System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the NTT DoCoMo Group Code of Ethics and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staffs conduct audits of all of the company’s business activities to ensure conformity with laws and regulations and in-house regulations.

(2) System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

(3) Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and committees made up of directors, corporate officers, and others identify risks and set risk management policies as necessary for companywide risk management. In addition, standing committees manage identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

(4) System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, corporate officers, and others.

(5) System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of NTT DoCoMo Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at major subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by corporate auditors. Further, audits by internal audit personnel are directed to cover its subsidiaries and affiliates, and whenever necessary they obtain and assess the results of the internal audits of those companies.

(6) Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

The Corporate Auditor’s Office is established as an organization dedicated to assisting the corporate auditors with the performance of their duties, and specialist staffs are assigned to it. We provide the Board of Corporate Auditors with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

(7) System for reporting to corporate auditors by directors and employees

Directors, corporate officers, and employees report promptly to the corporate auditors and to the Board of Corporate Auditors concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the corporate auditors of their duties.

(8) Other systems for ensuring that auditing by corporate auditors is conducted effectively

Representative directors and the Board of Corporate Auditors hold regular meetings and develop an auditing environment necessary for enabling the corporate auditors to perform their duties. In addition, the internal audit staffs coordinate with the audits by the corporate auditors to ensure auditing is conducted in a collaborative manner.

Throughout this report, amounts prepared based on domestic accounting standards are truncated to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded to the nearest unit

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	¥343,062
Short-term investments	150,543
Accounts receivable	872,323
Allowance for doubtful accounts	(13,178)
Inventories	145,892
Deferred tax assets	94,868
Prepaid expenses and other current assets	138,403

Total current assets	1,731,913

Property, plant and equipment:
Wireless telecommunications equipment	5,149,132
Buildings and structures	778,638
Tools, furniture and fixtures	613,945
Land	199,007
Construction in progress	114,292
Accumulated depreciation and amortization	(3,954,361)

Total property, plant and equipment, net	2,900,653

Non-current investments and other assets:
Investments in affiliates	176,376
Marketable securities and other investments	261,456
Intangible assets, net	551,029
Goodwill	147,821
Other assets	219,271
Deferred tax assets	127,696

Total non-current investments and other assets	1,483,649

TOTAL ASSETS	¥6,116,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥131,005
Shor-term borrowings	102
Accounts payable, trade	761,108
Accrued payroll	46,584
Accrued interest	809
Accrued taxes on income	68,408
Other current liabilities	154,909

Total current liabilities	1,162,925

Long-term liabilities:
Long-term debt (exclusive of current portion)	471,858
Liability for employees’ retirement benefits	135,890
Other long-term liabilities	183,075

Total long-term liabilities	790,823

TOTAL LIABILITIES	1,953,748

Minority interests in consolidated subsidiaries	1,164

Shareholders’ equity:
Common stock	949,680
Additional paid-in capital	1,135,958
Retained earnings	2,493,155
Accumulated other comprehensive income	12,874
Treasury stock, at cost	(430,364)

TOTAL SHAREHOLDERS’ EQUITY	4,161,303

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,116,215

(Note) Amounts are rounded per one million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)
Operating revenues:
Wireless services	¥4,314,140
Equipment sales	473,953
Total operating revenues	4,788,093

Operating expenses:
Cost of services (exclusive of items shown separately below)	766,960
Cost of equipment sold (exclusive of items shown separately below)	1,218,694
Depreciation and amortization	745,338
Selling, general and administrative	1,283,577
Total operating expenses	4,014,569

Operating income	773,524

Other income (expense):
Interest expense	(5,749)
Interest income	1,459
Gain on sale of other investments	5
Other, net	3,704
Total other income (expense)	(581)

Income before income taxes	772,943

Income taxes:
Current	237,734
Deferred	75,945
Total income taxes	313,679
Equity in net losses of affiliates	(1,941)
Minority interests in consolidated subsidiaries	(45)

Net income	¥457,278

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(15,763)
Net revaluation of financial instruments, net of applicable taxes	34
Foreign currency translation adjustment, net of applicable taxes	1,103
Minimum pension liability adjustment, net of applicable taxes	5,562

Comprehensive income	¥448,214

(Note) Amounts are rounded per one million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY [U.S.GAAP]

For the Fiscal Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

	(Millions of yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total shareholders’ equity
Balance as of March 31, 2006	949,680	1,311,013	2,212,739	26,781	(448,196)	4,052,017
Purchase of treasury stock					(157,223)	(157,223)
Retirement of treasury stock		(175,055)			175,055	—
Cash dividends			(176,862)			(176,862)
Net income			457,278			457,278
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes				(15,763)		(15,763)
Net revaluation of financial instruments, net of applicable taxes				34		34
Foreign currency translation adjustment, net of applicable taxes				1,103		1,103
Minimum pension liability adjustment, net of applicable taxes				5,562		5,562
Adjustment to initially apply SFAS No.158, net of applicable taxes				(4,843)		(4,843)
Balance as of March 31, 2007	949,680	1,135,958	2,493,155	12,874	(430,364)	4,161,303

(Note) Amounts are rounded per one million yen.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting basis for the consolidated financial statements

Summary of significant accounting and reporting policies

1. Basis of preparation of consolidated financial statements

The consolidated statutory report including consolidated balance sheet and consolidated statement of income and comprehensive income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 148, Section 1 of the Japanese Company Accounting Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S.GAAP is omitted.

2. Valuation of inventories

Inventories are stated at the lower of cost or market. The cost of equipments sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories, and the Company evaluates its inventories for obsolescence on a periodic basis and records adjustments as required.

3. Valuation of marketable securities

The Company accounts for its marketable securities in accordance with U.S. Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

(1) Held-to-maturity securities are carried at amortized cost.

(2) Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The unrealized holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of debt securities sold, which is determined by the first-in, first-out method.

4. Depreciation and amortization of non-current assets

(1) Property, plant and equipment

Declining balance method (Straight-line method in the case of buildings)

(2) Goodwill and other intangible assets

Straight-line method (However, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment at least annually.)

5. Accounting for allowances

(1) Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2) Liability for employees’ retirement benefits

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, and SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB statements No. 87, 88, 106, and 132R”, to provide for employees’ retirement benefits, the liability for employees’ retirement benefits is calculated based upon the projected benefit obligation and the fair value of plan assets at the end of the fiscal year.

Prior service costs are amortized over the expected average remaining service periods of employees on a straight-line basis.

Actuarial net loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over the expected average remaining service period of employees on a straight-line basis.

(Adoption of new accounting standard)

Effective March 31, 2007, the Company adopted SFAS No. 158. In accordance with SFAS No. 158, DoCoMo recognized the funded status of postretirement benefit plan, or the difference between the fair value of plan assets and benefit obligations in the consolidated balance sheet as of March 31, 2007. The adoption of SFAS No. 158 did not have any impact on the Company’s results of operations. The effects of adoption of SFAS No. 158 on the Company’s financial position were as follows: increases in “Liability for employees’ retirement benefits” by 8,369 million yen, “Deferred tax assets” (non-current) by 3,273 million yen and “Prepaid pension cost” included in “Other assets” by 668 million yen, and decreases in “Accumulated other comprehensive income”, net of applicable taxes, by 4,843 million yen and “Intangible assets” by 301 million yen, respectively.

6. Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Note to Consolidated Balance Sheet

Accumulated other comprehensive income includes the amounts of unrealized holding gains or losses on available-for-sale securities, net revaluation of financial instruments, foreign currency translation adjustment, and pension liability adjustment.

Note to Consolidated Statement of Shareholders’ Equity

1. The class and number of the outstanding shares

Class of shares	Number of shares as of March 31, 2006	Increase during the year ended March 31, 2007	Decrease during the year ended March 31, 2007	Number of shares as of March 31, 2007
Shares of common stock of the Company	46,810,000	—	930,000	45,880,000

(Note) The decrease of 930,000 shares was due to retirement of treasury stock.

2. Dividends

(1) Cash dividends paid

Resolution	Class of shares	Total cash dividends paid (millions of yen)	Cash dividends per share (yen)	Date of record	Date of payment
The general meeting of shareholders on June 20, 2006	Shares of common stock of the Company	88,949	2,000	March 31, 2006	June 20, 2006

The Board of Directors on October 27, 2006	Shares of common stock of the Company	87,913	2,000	September 30, 2006	November 22, 2006
Total		176,862

(2) Cash dividends declared during the year ended March 31, 2007 and to be paid during the next fiscal year

As a proposal of the 16th general meeting of shareholders’, the Company plans to submit a matter about dividends of a common stock as follows:

 Total cash dividends declared	87,187 million yen
‚ Cash dividends per share	2,000 yen
ƒ Date of record	March 31, 2007
„ Date of payment	June 20, 2007
… Source of dividends	Retained earnings

Note to Per Share Information

Shareholders’ equity per share	95,456.65 yen
Basic earnings per share	10,396.21 yen

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2007)

Millions of yen
ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥454,641
Antenna facilities	159,365
Satellite mobile communications facilities	4,602
Telecommunications line facilities	3,487
Pipe and hand holes	3,236
Buildings	217,072
Structures	21,150
Other machinery and equipment	5,425
Vehicles	177
Tools, furniture and fixtures	110,115
Land	101,065
Construction in progress	30,141
Total property, plant and equipment	1,110,482
Intangible assets
Rights to use utility facilities	2,418
Software	475,196
Patents	112
Leasehold rights	5,329
Other intangible assets	30,154
Total intangible assets	513,210
Total non-current assets for telecommunication businesses	1,623,692
Investments and other assets
Investment securities	287,507
Shares of affiliated companies	634,820
Other investments in affiliated companies	578
Contributions in affiliated companies	5,651
Long-term prepaid expenses	3,217
Long-term bailment	50,000
Deferred tax assets	38,764
Other investments and other assets	41,283
Allowance for doubtful accounts	(498)
Total investments and other assets	1,061,325

Total non-current assets	2,685,017

Current assets
Cash and bank deposits	293,926
Notes receivable	20
Accounts receivable, trade	422,889
Accounts receivable, other	278,692
Securities	119,920
Inventories and supplies	76,568
Advances	2,402
Prepaid expenses	17,863
Short-term loans	99,691
Bailment	50,000
Deferred tax assets	30,829
Other current assets	3,314
Allowance for doubtful accounts	(5,064)
Total current assets	1,391,054

TOTAL ASSETS	¥4,076,072

LIABILITIES
Long-term liabilities
Bonds	¥378,000
Long-term borrowings	93,000
Liability for employees’ retirement benefits	55,377
Reserve for point loyalty programs	40,293
Provision for loss on PHS business	1,776
Other long-term liabilities	1,939
Total long-term liabilities	570,387

Current liabilities
Current portion of long-term borrowings	129,685
Accounts payable, trade	259,297
Accounts payable, other	239,523
Accrued expenses	7,255
Accrued taxes on income	9,127
Advances received	2,271
Deposits received	320,081
Other current liabilities	30,275
Total current liabilities	997,518

TOTAL LIABILITIES	¥1,567,905

NET ASSETS
Shareholders’ equity
Common stock	¥949,679
Capital surplus
Capital legal reserve	292,385
Other capital surplus	796,136
Total capital surplus	1,088,521
Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	10,559
General reserve	358,000
Earned surplus brought forward	502,990
Total earned surplus	875,649
Treasury stock	(430,364)
Total shareholders’ equity	2,483,486
Valuation and translation adjustments
Net unrealized holding gains or losses on securities	24,171
Deferred gains or losses on hedges	509
Total valuation and translation adjustments	24,681
TOTAL NET ASSETS	¥2,508,167
TOTAL LIABILITIES AND NET ASSETS	¥4,076,072

(Note) Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

For the Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,235,896
Data transmission services	535,436
Other	243,781	¥2,015,114

Operating expenses
Sales expenses	774,677
Maintenance	110,180
General expenses	42,111
Administrative expenses	55,205
Research cost	61,830
Depreciation	399,056
Loss on disposal of property, plant and equipment and intangible assets	23,594
Communication network charges	158,571
Taxes and public dues	15,941	1,641,169

Operating income from telecommunication businesses		373,944
Supplementary businesses
Operating revenues		583,609
Operating expenses		566,566

Operating income from supplementary businesses		17,043

Total operating income		390,988

Non-operating revenues and expenses
Non-operating revenues
Interest income	1,389
Interest income-securities	234
Dividend income	295,319
Miscellaneous income	4,300	301,243

Non-operating expenses
Interest expense	2,015
Interest expense-bonds	4,066
Loss on write-off of inventories	19,308
Impairment of investment securities	8,083
Miscellaneous expenses	4,589	38,064

Recurring profit		654,167

Special Profit
Gain on liquidation of subsidiaries	22,317	22,317

Income before income taxes		676,485
Income taxes-current		69,800
Income taxes-deferred		86,093

Net income		520,592

(Note) Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock, at cost	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned Surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of March 31, 2006	949,679	292,385	971,190	1,263,575	4,099	14,862	358,000	155,060	532,023	(448,195)	2,297,083
Changes during the annual period
Addition for accelerated depreciation reserve (*)						6,502		(6,502)	—		—
Reversal of accelerated depreciation reserve (*)						(4,876)		4,876	—		—
Reversal of accelerated depreciation reserve						(5,929)		5,929	—		—
Dividends from surplus (*)								(88,948)	(88,948)		(88,948)
Dividends from surplus (Interim Dividends)								(87,913)	(87,913)		(87,913)
Directors’ and corporate auditors’ bonus (*)								(104)	(104)		(104)
Net income								520,592	520,592		520,592
Purchase of treasury stock										(157,223)	(157,223)
Retirement of treasury stock			(175,054)	(175,054)						175,054	—
Net changes other than shareholders’ equity

The total amount of changes during the annual period	—	—	(175,054)	(175,054)	—	(4,303)	—	347,929	343,625	17,831	186,402

Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of March 31, 2006	25,952	—	25,952	2,323,036
Changes during the annual period
Addition for accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve (*)				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus (*)				(88,948)
Dividends from surplus (Interim Dividends)				(87,913)
Directors’ and corporate auditors’ bonus (*)				(104)
Net income				520,592
Purchase of treasury stock				(157,223)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(1,781)	509	(1,271)	(1,271)

The total amount of changes during the annual period	(1,781)	509	(1,271)	185,130

Balance as of March 31, 2007	24,171	509	24,681	2,508,167

Amounts are truncated to the nearest one million yen.

(*) Items approved in the shareholders’ meeting held in June 2006

NOTE TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Significant Accounting Policies for the Non-Consolidated Financial Statement

Basis of Preparation:

The accompanying non-consolidated financial statement of NTT DoCoMo, Inc. (“the Company”) has been prepared in accordance with accounting principles generally accepted in Japan.

1.	Valuation of certain assets

(1)	Securities

Held-to-maturity securities are stated at amortized cost.

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The holding gains and losses, net of applicable deferred tax assets/liabilities, are directly reported as a separate component of net assets instead of being reflected in earnings. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.

Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

(2)	Derivative instruments

Derivative instruments are stated at fair value as of the end of the fiscal year.

(3)	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

2.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

3.	Accounting for allowances

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of occurrence.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(4)	Provision for loss on PHS business

In order to provide for the loss resulting from PHS business, the Company reserves necessary provision for the estimated future loss.

(Additional Information)

The Company had recorded a reserve for directors’ and corporate auditors’ retirement benefits as of the end of the fiscal year based on our internal regulations. However, it was approved in the shareholders’ meeting held on June 20, 2006 to abolish the retirement benefits payment system and to award the accumulated retirement benefits to eligible directors and corporate auditors. The Company reversed the remaining balance of the reserve for directors’ and corporate auditors’ retirement benefits and classified the unpaid portion of such accumulated retirement benefits as “other long-term liabilities”.

4.	Other Significant Accounting Policies

(1)	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are reflected in earnings.

(2)	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

(3)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:

(a)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(4)	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

5.	Change in Accounting Policies

(1)	Accounting standard for directors’ and corporate auditors’ bonus

Effective from the year ended March 31, 2007, the Company adopted “Accounting Standard for Directors’ and Corporate Auditors’ Bonus” (Accounting Standards Board of Japan (“ASBJ”) Statement No.4 issued on November 29, 2005).

The adoption of this standard resulted in a decrease by 122 million yen in total operating income, recurring profit and net income, respectively.

(2)	Accounting standard for presentation of net assets in the balance sheet

Effective from the year ended March 31, 2007, the Company adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (ASBJ Statement No.5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued on December 9, 2005).

The amount of what is previously presented as “Shareholders’ Equity” was 2,507,657 million yen as of March 31, 2007.

(3)	Accounting standard for treasury shares and appropriation of legal reserve

Effective from the year ended March 31, 2007, the Company adopted revised “Accounting Standard for Treasury Shares and Appropriation of Legal Reserve” (ASBJ revised Statement No.1 issued on August 11, 2006) and “Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve” (ASBJ revised Guidance No.2 issued on August 11, 2006). The adoption of this standard did not have any impact on the Company’s result of operations.

6.	Change in Presentation

(Non-consolidated Balance Sheet)

“Short-term loans” and “Bailment”, both of which were previously included in “other current assets” for the year ended March 31, 2006 were separately presented in the non-consolidated balance sheet for the year ended March 31, 2007 because the amount of each account exceeded one percent of the total assets in amount.

The amount of “Short-term loans” and “Bailment”, which was included in “other current assets” for the year ended March 31, 2006, was 4,000 million yen and 20,000 million yen, respectively.

(Non-consolidated Statement of Income)

“Impairment of investment securities”, which was previously included in “Miscellaneous expenses” for the year ended March 31, 2006 was separately presented in the non-consolidated statement of income for the year ended March 31, 2007 because the amount of the account exceeded ten percent of the total non-operating expense in amount.

The amount of “Impairment of investment securities”, which was included in “Miscellaneous expenses” for the year ended March 31, 2006 was 246 million yen.

7.	Additional Information

The Company prepares its non-consolidated balance sheet and non-consolidated statement of income in accordance with the amended Telecommunication Business Accounting Regulation, as provided in the Supplementary Provision of Telecommunication Business Accounting Regulation.

Notes to Non-consolidated Balance Sheet:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

Millions of yen
March 31, 2007
Accumulated depreciation	¥1,748,430

3.	Guarantee

The Company provides a counter indemnity of a performance guarantee of up to HK$24,099 thousand (364 million yen) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had 4 million yen (HK$308 thousand) indemnity outstanding as of March 31, 2007.

4.	Accounts receivable from and payable to subsidiaries and affiliates

Millions of yen
March 31, 2007
Short-term accounts receivable	¥396,130
Short-term accounts payable	¥354,462

Notes to Non-consolidated Statement of Income:

1.	The total amounts of operating revenues, operating expenses and business transactions other than operating activities due from, or to, subsidiaries are as follows:

Millions of yen
Year ended March 31, 2007
Operating revenues	¥270,361
Operating expenses	209,649
Other than operating activities	290,021

2.	Non-operating revenues from affiliated companies, the amounts of which exceed ten percent of total non-operating revenues of the Company, are as follows:

Millions of yen
Year ended March 31, 2007
Dividend income	¥288,151

Note to Non-consolidated Statement of Changes in Net Assets:

The class and number of the treasury stock (year ended March 31, 2007)

Class of shares	Number of shares as of March 31, 2006	Increase during the year ended March 31, 2007	Decrease during the year ended March 31, 2007	Number of shares as of March 31, 2007
Shares of common stock of the Company	2,335,772.84	880,582.96	930,000.00	2,286,355.80

(Note) Increase in the number of shares was due to purchase of treasury stock in the market and purchase of fractional shares. Decrease in the number of shares was due to retirement of treasury stock.

Note regarding Deferred Taxes:

Recognition of deferred tax assets resulted mainly from exclusion of liability for employees’ retirement benefits, accelerated depreciation and amortization, reserve for point loyalty programs and loss on write-off of inventories from deductions, and inclusion in taxable income of unused portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances. Recognition of deferred tax liability derived from differences in revaluation of other securities and appropriation for accelerated depreciation. The amount of valuation allowance which was deducted in calculation of deferred tax assets was 10,368 million yen.

Notes regarding Non-Current Assets under Leasehold Contracts:

Certain vehicles and electronic equipment, which are leased under finance lease contracts without transfer of title, are not capitalized. The below table includes the amount of assets leased for supplementary businesses due to its immateriality.

1. Amounts equivalent to acquisition cost, depreciation and lease obligation

As of March 31, 2007 (million yen)	Amount equivalent to acquisition cost	Amount equivalent to accumulated depreciation and amortization	Amount equivalent to lease obligation
Vehicle	680	207	473
Tools, furniture and fixtures	3,226	1,541	1,685
Software	374	289	85

Total	4,281	2,037	2,244

Note: The amount equivalent to acquisition cost is not discounted based on its time value due to the proportional immateriality of amount of lease obligation to the total amount of non-current assets recorded in the non-consolidated balance sheet.

2. Residual term of amount equivalent to lease obligation

Within one year	940 million yen
More than one year	1,303 million yen
Total	2,244 million yen

Note: The amount equivalent to lease obligation is not discounted based on its time value due to the proportional immateriality of amount of lease obligation to the total amount of non-current assets recorded in the non-consolidated balance sheet.

3. Lease expense and depreciation and amortization

Lease expenses	1,690 million yen
Depreciation and amortization	1,690 million yen

4. Amount equivalent to depreciation and amortization of leased assets

The amount equivalent to depreciation and amortization is calculated as if the leased asset was depreciated on a straight line basis for the lease term as its useful life with no residual value.

Notes regarding Related Party Transactions:

1. Transactions with subsidiaries

Attribute	Name	Ownership	Relation with related parties	Nature of transaction	Amount of transaction (million yen)	Account	Balance as of March 31,2007 (million yen)
Subsidiary	NTT DoCoMo Tohoku, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	88,241	Short-term loans	32,000

Subsidiary	NTT DoCoMo Tokai, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Bailment of cash (2)	44,905	Deposits received	41,863

Subsidiary	NTT DoCoMo Kansai, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Bailment of cash (2)	110,584	Deposits received	138,219
				Wholesale of telecommunication facilities and terminal equipment (3)	239,788	Accounts Receivable, other	57,161

Subsidiary	NTT DoCoMo Chugoku, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	267,000	Short-term loans	26,000

Subsidiary	NTT DoCoMo Kyushu, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	118,500	Short-term loans	33,000

Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2007.

Terms and conditions of the above transactions;

(1)	Interest rates of the loans are determined based on market interest rates.

(2)	Yield rates of the cash bailment are determined based on market interest rates. The amount of transactions is stated as an average balance during the fiscal period due to the frequency of such transactions.

(3)	The wholesale prices of telecommunication facilities and terminal equipment are determined based on procurement costs.

2.	Transactions with sister companies

Attribute	Name	Ownership	Relation with related parties	Nature of transaction	Amount of transaction (million yen)	Account	Balance as of March 31,2007 (million yen)
Subsidiary of the parent company	NTT DATA CORPORATION	None	Design and construction of telecommunication system and internal IT system	Design and construction of telecommunication system and internal IT system (1)	51,893	Accounts payable, trade	9,298

Subsidiary of the parent company	NTT FINANCE CORPORATION	4.19% (Direct Holding)	Lease of electronic equipment	Bailment of cash (2)	25,178	Long-term bailment	50,000
						Bailment	50,000

Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2007.

(1)	Commission for design and construction of telecommunication system and internal IT system was determined based on negotiation with NTT DATA CORPORATION.

(2)	Yield rates of the cash bailment are determined by NTT FINANCE CORPORATION based on market interest rates. The amount of transactions is stated as an average balance during the fiscal period due to the frequency of such transactions.

Notes regarding Per Share Information:

Net assets per share	57,535.16 yen

Earnings per share	11,835.65 yen

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 8, 2007

The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yutaka Terasawa (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ equity and the note to consolidated financial statements of NTT DoCoMo Inc. as of March 31, 2007 and for the year from April 1, 2006 to March 31, 2007 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo Inc. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared in conformity with U.S. generally accepted accounting principles, under Article 148(1) of the Corporate Law (see Note 1 of “Basis of preparation of consolidated financial statements” in the note to consolidated financial statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 8, 2007

The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yutaka Terasawa (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the note to non-consolidated financial statements, and its supplementary schedules of NTT DoCoMo, Inc. as of March 31, 2007 and for the year from April 1, 2006 to March 31, 2007 in accordance with Article 436(2) of the Corporate Law. The statutory report and its supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and its supplementary schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and its supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo, Inc. for the period, for which the statutory report and its supplementary schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation]

Audit Report of Board of Corporate Auditors

Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of the Board of Directors in the 16th fiscal year from April 1, 2006 to March 31, 2007. The Board reports as follows.

1.	Outline of Audit Methodology

The Board of Corporate Auditors established an auditing plan and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules established by the Board of Corporate Auditors, and in accordance with its auditing plan, the Corporate Auditors sought mutual understanding with the Directors, the internal auditing department and other employees in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, and perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures as set forth in the Corporate Law Implementation Regulations, Article 100, Sections 1 and 3, as structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and, where necessary, received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary schedules concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 159 of the Japanese Company Accounting Regulations) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005), etc., and requested explanations as necessary.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated statutory report related to the fiscal year under review (the non-consolidated balance sheet, income statement, statement of changes in shareholders’ equity, and note to non-consolidated statutory report), the supplementary schedules as well as the consolidated statutory report (the consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of shareholders’ equity and consolidated note to consolidated financial statements).

2.	Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with law and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control system are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors.

No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co.

(3)	Results of the audit of the non-consolidated statutory report and supplementary schedules

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

(4)	Results of the audit of the consolidated statutory report

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 10, 2007

Board of Corporate Auditors of NTT DoCoMo, Inc.

Shinichi Nakatani, Full-time Corporate Auditor	seal

Shoichi Matsuhashi, Full-time Corporate Auditor	seal

Keisuke Nakasaki, Corporate Auditor (outside auditor)	seal

Michiharu Sakurai, Corporate Auditor (outside auditor)	seal

(Appendix 1)

Consolidated Statement of Cash Flows

Millions of yen
Year ended March31, 2007
I Cash flows from operating activities:
1. Net income	¥457,278
2. Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization	745,338
(2) Deferred taxes	74,987
(3) Loss on sale or disposal of property, plant and equipment	55,708
(4) Gain on sale of other investments	(5)
(5) Equity in net losses of affiliates	2,791
(6) Minority interests in consolidated subsidiaries	45
(7) Changes in current assets and liabilities:
Increase in accounts receivable	(262,032)
Decrease in allowance for doubtful accounts	(1,600)
Decrease in inventories	83,716
Increase in prepaid expenses and other current assets	(39,254)
Decrease in accounts payable, trade	(42,013)
Decrease in accrued taxes on income	(100,197)
Increase in other current liabilities	534
Increase in liability for employees’ retirement benefits	379
Decrease in other long-term liabilities	(26,241)
Other, net	31,164

Net cash provided by operating activities	980,598

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(735,650)
2. Purchases of intangible and other assets	(213,075)
3. Purchases of non-current investments	(41,876)
4. Proceeds from sale and redemption of non-current investments	50,594
5. Purchases of short-term investments	(3,557)
6. Redemption of short-term investments	4,267
7. Other, net	(8,354)

Net cash used in investing activities	(947,651)

III Cash flows from financing activities:
1. Repayment of long-term debt	(193,723)
2. Proceeds from short-term borrowings	18,400
3. Repayment of short-term borrowings	(18,450)
4. Principal payments under capital lease obligations	(3,621)
5. Payments to acquire treasury stock	(157,223)
6. Dividends paid	(176,862)
7. Other, net	(2)

Net cash used in financing activities	(531,481)

IV Effect of exchange rate changes on cash and cash equivalents	872

V Net decrease in cash and cash equivalents	(497,662)
VI Cash and cash equivalents at beginning of year	840,724

VII Cash and cash equivalents at end of year	¥343,062

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥925
Cash paid during the year for:
Interest	6,203
Income taxes	359,861
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	3,530
Retirement of treasury stock	175,055

(Note) Amounts are rounded per one million yen.

(Appendix 2)

SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS [U.S. GAAP]

Item	13th Fiscal Term (FY 2003)		14th Fiscal Term (FY 2004)		15th Fiscal Term (FY 2005)		16th Fiscal Term (FY2006)
Earnings per share (yen)	13,099		15,771		13,491		10,396
EBITDA (*) (Billions of yen)	1,858.9		1,625.7		16,068		15,746
EBITDA margin (*) (percent)	36.8%		33.6%		33.7%		32.9%
Return on capital employed (ROCE) (percent) <ROCE after tax effect> (*) (percent)	22.9 13.3	% %	16.2 9.6	% %	17.2 10.1	% %	16.1 9.5	% %
Return on equity (ROE) (percent)	18.1%		19.6%		15.3%		11.1%
Return on assets (ROA) (percent)	17.9%		20.8%		15.2%		12.4%
Operating margin (percent)	21.8%		16.2%		17.5%		16.2%
Shareholders’ equity per share (yen)	76,234		84,455		91,109		95,457

(Note)	*.	For reconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP
Financial Measures and the Most Directly comparable GAAP Financial Measures”.

(Appendix 3)

Reconciliations between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures

1.	EBITDA and EBITDA Margin

	(Billions of yen)
	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)
a. EBITDA	1,858.9	1,625.7	1,606.8	1,574.6

Depreciation and amortization	(721.0)	(795.8)	(738.1)	(745.3)
Losses on sale or disposal of property, plant and equipment	(35.0)	(45.7)	(36.0)	(55.7)

Operating income	1,102.9	784.2	832.6	773.5

Other income (expenses)	(1.8)	504.1	119.7	(0.6)
Income taxes	(429.1)	(527.7)	(341.4)	(313.7)
Equity in net losses of affiliates	(22.0)	(12.9)	(0.4)	(1.9)
Minority interests in consolidated subsidiaries	(0.0)	(0.1)	(0.1)	(0.0)

b. Net income	650.0	747.6	610.5	457.3

c. Total operating revenues	5,048.1	4,844.6	4,765.9	4788.1

EBITDA margin (=a/c)	36.8%	33.6%	33.7%	32.9%
Net income margin (=b/c)	12.9%	15.4%	12.8%	9.6%

(Note)	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2.	ROCE After Tax Effect

	(Billions of yen)
	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)	16th Fiscal Term (FY2006)
a. Operating income	1,102.9	784.2	832.6	773.5

b. Operating income after tax effect {=a*(1-effective tax rate)}	639.7	463.4	492.1	457.2

c. Capital employed	4,810.1	4,826.4	4,850.4	4,804.3

ROCE before tax effect (=a/c)	22.9%	16.2%	17.2%	16.1%
ROCE after tax effect (=b/c)	13.3%	9.6%	10.1%	9.5%

(Notes)	Capital employed = Two fiscal year ends average of (Shareholders’ equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate: 13th = 42%, 14th to 16th = 40.9%

Shareholder Information

•	Book closure: Every March 31

•	Record date for year-end dividends: Every March 31

•	Record date for interim dividends: Every September 30

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate web-site the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company.

http://www.nttdocomo.co.jp/english/corporate/investor_relations/lcm303a.html